Ecopetrol Announces Its Results for the Fourth
Quarter and Full Year 2012

•	In 2012 the average production (Ecopetrol S.A. including interests in affiliates and subsidiaries) was 754.0 mboed[1], an increase of 4.1% compared to the average production in 2011.

•	Ecopetrol S.A.’s net income for 2012 was COP$14,972.9 billion, equivalent to COP$364.16 per share. This is the second highest annual net income in the company's history.

•	In 2012 revenues increased 5.4% compared to 2011 and EBITDA was COP$27,572.6 billion.

BOGOTA, Feb. 15, 2013. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the fourth quarter and full year 2012, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars where indicated. The exhibits in the release have been rounded to one digit. Figures presented in COP$ billion are equivalent to COP$1 one thousand million.

Ecopetrol S.A. Financial Results

Unconsolidated

(COP$ Billion)	4Q 2012 *	3Q 2012*	Var. %	4Q 2011 *	Var. % **	2012	*	2011	Var. %
Total sales	15,054.4	14,228.7	5.8%	16,054.2	(6.2)%	59,524.6		56,492.3	5.4%
Operating profit	5,037.9	4,913.0	2.5%	7,045.3	(28.5)%	22,856.4		24,351.6	(6.1)%
Net Income	3,706.8	3,247.5	14.1%	4,432.6	(16.4)%	14,972.9		15,448.1	(3.1)%
Earnings per share (COP$)	90.15	78.99	14.1%	107.81	(16.4)%	364.16		379.97	(4.2)%
EBITDA	6,165.0	6,231.7	(1.1)%	7,474.0	(17.5)%	27,572.6		28,130.3	(2.0)%
EBITDA Margin	41%	44%		47%		46%		50%

Consolidated

(COP$ Billion)	4Q 2012 *	3Q 2012*	Var. %	4Q 2011 *	Var. % **	2012	*	2011	Var. %
Total sales	17,758.2	16,556.7	7.3%	18,917.7	(6.1)%	68,852.1		65,967.6	4.4%
Operating profit	4,956.0	5,551.3	(10.7)%	7,427.2	(33.3)%	24,206.4		25,873.0	(6.4)%
Net Income	3,620.8	3,227.3	12.2%	4,437.9	(18.4)%	14,779.0		15,452.4	(4.4)%
Earnings per share (COP$)
EBITDA	6,124.7	6,914.6	(11.4)%	8,018.0	(23.6)%	29,274.8		30,236.4	(3.2)%
EBITDA Margin	34%	42%		42%		43%		46%

* Not audited, for illustration purposes only

** Between 4Q 2012 and 4Q 2011

Some figures of 2011 were reclassified to be comparable with 2012

1 Thousands of barrels of oil equivalent per day

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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In the opinion of Ecopetrol S.A.’s CEO, Javier Gutierrez:

“2012 was quite challenging for Ecopetrol. Various circumstances related to operations and the overall environment were addressed in order to attain growth and positive results for our shareholders. The strategic plan for profitable and sustainable growth is making progress on every front.

Ecopetrol achieved various important milestones in each segment of our business in 2012:

In E&P we highlight the discoveries of hydrocarbons in the Gulf of Mexico (U.S.), the new exploratory blocks granted in Colombia and in the Gulf of Mexico (U.S.), the progress in the offshore strategy along Colombia’s Atlantic coast, the growth in production of the Chichimene field, the 109% Reserves Replacement Ratio and the launch of our strategy in unconventional reservoir hydrocarbons.

In transport and logistics we highlight the incorporation of our affiliate Cenit specialized in hydrocarbon transport and logistics in Colombia, the expansion of transport systems, and the progress in the infrastructure integrity and reliability plans.

In marketing we reached record export volumes, driven by increases in crude oil and products shipped to the Far East.

In refining, during December we began delivering throughout Colombia ultra low sulphur diesel, with the highest quality standards in Latin America.

In finance, our rating outlook was upgraded by Standard & Poor’s, and competitive results were achieved compared to the oil industry, despite the challenges we faced, but in a favorable price environment.

Finally, we consistently improved HSE (health, safety and environment), we obtained 21 patents, and continued to be included in the Dow Jones world sustainability index for a second consecutive year.”

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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Ecopetrol S.A Announces Its Results for the Fourth Quarter and Full Year 2012

Table of Contents

I. Financial results		4

a.	Availability of crude and products	4

b.	Ecopetrol S.A. sales volume	5

c.	Crude and Product Prices	7

d.	Ecopetrol S.A. Financial Results	8

e.	Ecopetrol S.A. cash flow	10

f.	Ecopetrol S.A. Segment Results	10

g.	Ecopetrol S.A. Balance Sheet	11

h.	Risk Rating	12

II. Consolidated Financial Results		13

III. Operating Results		14

a.	Investment Plan	14

b.	Exploration	15

c.	Production	18

d.	Proven Reserves	19

e.	Refining	19

f.	Transportation	21

g.	Biofuels	22

IV. Organizational consolidation, social corporate responsibility and corporate governance		23

a.	Organizational consolidation	23

b.	Corporate Responsibility	23

c.	Corporate Governance	23

V. Results Conference Calls		24

VI. Additional Exhibits of Ecopetrol S.A.		25

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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I. Financial results

a.	Availability of crude and products

The availability of Ecopetrol S.A. crude and products are the following:

Ecopetrol S.A. (unconsolidated)

Gross oil and gas production

(MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	600.6	581.9	3.2%	591.1	569.8	3.7%
Natural Gas	112.7	103.1	9.3%	110.9	100.3	10.6%
Total	713.3	685.0	4.1%	702.0	670.1	4.8%

(-) Royalties

(MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	91.3	87.8	4.0%	88.7	86.8	2.2%
Natural Gas	22.0	22.2	(0.9)%	21.7	21.4	1.4%
Total	113.3	110.0	3.0%	110.4	108.2	2.0%

(=) Net oil and gas production

(MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	509.3	494.1	3.1%	502.4	483.0	4.0%
Natural Gas	90.7	80.9	12.1%	89.2	78.9	13.1%
Total	600.0	575.0	4.3%	591.6	561.9	5.3%

Local Purchase volume (MBOED)*	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	207.3	201.6	2.8%	200.5	189.1	6.0%
Products	12.0	9.1	31.9%	10.6	7.3	45.2%
Natural Gas	10.4	40.4	(74.3)%	19.5	38.3	(49.1)%
Total	229.7	251.1	(8.5)%	230.6	234.7	(1.7)%

Imports volume (MBD)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Products	89.2	97.3	-8.3%	91.1	80.1	13.7%

* Purchase volume includes royalties from Ecopetrol and other companies

The following are highlights of the fourth quarter:

•	Increased purchases of crude: increased royalty crude purchases from ANH, as well as crude diluents due to higher production in Colombia.

•	Increased purchases of refined products: larger purchases from Reficar of naphtha diluent to ensure transport of heavy crude, as well as larger purchases of jet fuel in order to meet the increased Colombian demand.

•	Decreased purchases of gas: 1) starting January 2012, some gas producers signed commercialization agreements that authorized the sale of royalties (Decree 2100 of 2011), reducing gas availability; and 2) fewer purchases from the Serafín and Don Pedro production fields.

•	Lower naphtha diluent imports due to higher purchases in Colombia.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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b.	Ecopetrol S.A. sales volume

The following is a summary of sales volume:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	21.5	9.2	133.7%	13.0	5.2	150.0%
Natural Gas	55.9	71.6	(21.9)%	57.4	70.9	(19.0)%
Gasoline	66.0	64.7	2.0%	66.3	65.0	2.0%
Medium Distillates	115.2	114.6	0.5%	112.8	109.7	2.8%
LPG and propane	15.3	16.3	(6.1)%	15.4	16.4	(6.1)%
Fuel oil	1.9	0.4	375.0%	2.0	0.6	233.3%
Industrial and Petrochemical	13.0	16.1	(19.3)%	13.5	15.7	(14.0)%
Total Local Sales	288.8	292.9	(1.4)%	280.4	283.5	(1.1)%

Export sales volume (MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	456.5	454.2	0.5%	444.9	413.8	7.5%
Products	57.1	50.8	12.4%	54.1	54.5	(0.7)%
Natural Gas	17.3	28.2	(38.7)%	22.2	25.4	(12.6)%
Total Export Sales	530.9	533.2	(0.4)%	521.2	493.7	5.6%

Sales to free trade zone (MBOED)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude Oil	74.0	75.9	(2.5)%	71.1	76.0	(6.4)%
Products	2.4	1.2	100.0%	2.9	1.8	61.1%
Natural Gas	5.4	2.5	116.0%	4.9	2.4	104.2%
Total sales to free trade zone	81.8	79.6	2.8%	78.9	80.2	(1.6)%

Total sales volume	901.5	905.7	(0.5)%	880.5	857.4	2.7%

International market (59% of fourth quarter of 2012 sales, 68% including sales to Free Trade Zones: Reficar and Celsia):

The reduction in volume exported by Ecopetrol during the fourth quarter 2012 was primarily the result of:

•	Natural gas:

o	Lower sales volume in accordance with Decree 2100 of 2011 by means of which other producers began selling their own gas starting in January 2012.
o	Lower availability of Guajira gas to export, which was used to meet the high thermal demand in Colombia.
o	Higher sales to the free trade zone in order to meet the demand from Celsia S.A.

•	Crude oil:

o	Free Trade Zone: Lower availability of Caño Limón crude.

The following is a summary of the main destinations of crude and product exports (does not include natural gas exports to Venezuela). Export volumes of crudes to the Far East, and of products to the Caribbean increased during the year.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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Export destinations - Crudes
Destination	4Q 2012	4Q 2011	2012	2011
Far East	30.9%	5.3%	20.3%	13.2%
U.S. Gulf Coast	28.6%	61.3%	43.5%	52.4%
U.S Others	9.2%	0.2%	4.1%	0.0%
Europe	8.2%	8.7%	8.3%	5.2%
Central America	8.1%	1.6%	4.3%	1.6%
South America	7.4%	4.4%	4.9%	5.4%
U.S. West Coast	5.4%	5.8%	8.0%	7.7%
U.S. Atlantic Coast	1.9%	4.8%	2.6%	2.3%
Caribbean	0.3%	6.2%	2.8%	10.6%
Canada	0.0%	0.0%	0.6%	0.7%
Africa	0.0%	1.7%	0.6%	0.9%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	4Q 2012	4Q 2011	2012	2011
Caribbean	80.7%	14.9%	56.7%	34.3%
U.S. Atlantic Coast	17.7%	6.6%	12.9%	19.4%
Central America	1.6%	0.0%	0.9%	1.2%
Far East	0.0%	20.3%	16.4%	9.2%
U.S. Gulf Coast	0.0%	44.6%	7.1%	32.9%
U.S Others	0.0%	12.4%	5.9%	0.0%
U.S. West Coast	0.0%	0.0%	0.1%	0.0%
South America	0.0%	1.2%	0.0%	1.3%
Europe	0.0%	0.0%	0.0%	1.7%
	100.0%	100.0%	100.0%	100.0%

Colombian market (41% of fourth quarter 2012 sales, 32% excluding sales to Free Trade Zones: Reficar and Celsia):

The decline in local sales volume in the fourth quarter of 2012 was primarily the net result of:

1)	Lower sales volumes of the following products:

•	Natural gas (-15.7 mboed): Ecopetrol no longer sold royalties from other producers’ fields (as explained on page 4).

•	Petrochemicals and industrial products (-3.1 mboed): asphalt sales fell as demand for the product decreased in Colombia, and aromatics sales decreased due to operational maintenance at the aromatics plant.

•	LPG and propane (-1.0 mbod): fewer sales due to reduced availability of these products as a result of turnarounds in transport lines.

The aforementioned decreases were partially offset by:

2)	Higher local sales volume of the following products:

•	Crude oil (+12.3 mbod): higher demand for blends in the marine fuel market.

•	Medium distillates (+0.6 mbod): increase in demand caused by higher economic growth in Colombia, mainly of Jet fuel (+1.6 mboed).

•	Fuel oil (+1.5 mbod): higher volumes produced and available for sale.

•	Gasoline (+1.3 mbod): increase in demand.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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c.	Crude and Product Prices

Prices	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
WTI (average) (US$/Bl)	88.2	94.0	(6.2)%	94.2	95.1	(1.0)%
Brent (average) (US$/Bl)	110.1	109.0	1.0%	111.7	110.9	0.7%
Export crude oil basket (US$/Bl)	100.2	102.7	(2.4)%	102.6	99.1	3.5%
Crudes sold to free trade zone* (US$/Bl)	105.4	112.0	(6.0)%	105.5	107.7	(2.0)%
Export products basket (US$/Bl)	102.1	96.6	5.7%	100.4	96.1	4.5%
Products sold to free trade zone* (US$/Bl)	68.6	55.3	23.9%	70.9	101.8	(30.3)%
Natural gas basket (US$/MMBTU)	6.0	5.8	4.0%	5.9	5.0	18.1%
Gas sold to free trade zone* (US$/MMBTU)	5.8	5.8	(0.7)%	5.7	4.9	16.4%

* Free trade zone = Reficar

Crude oil:

During the fourth quarter of 2012, the price of export basket fell compared to the same period of 2011, reflecting the lower prices of Ecopetrol´s crudes, mainly Castilla and Nare. This decrease was driven by: 1) a higher supply of Venezuelan heavy crude (low operating level at the Amuay refinery), and 2) weakening of Mexico’s crude oil price.

During the fourth quarter of the year, the export basket of Ecopetrol crude was indexed to Brent (75)%, Maya (22)%, Argus Mars 1M WAVG (2)% and Platts No. 6 of 3% USGC (1)%.

Products:

The summary of the product export basket during the fourth quarter is the following:

•	USGC 3%S Fuel Oil: volumes increased on higher demand of raw material for coking units, driven by the increase in refining activity in the United States.

•	Products for sale in Free Trade Zones: increase in volumes as a result of the rebound in the propylene price index.

Natural gas:

•	Higher sale prices attributed to the higher WTI price in the first half of the year, which affects the natural gas price index.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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d.	Ecopetrol S.A. Financial Results

Unconsolidated Income Statement

(COP$ Billion)	4Q 2012 *	4Q 2011	∆(%)	2012*	2011	∆(%)
Local Sales	4,718.8	4,853.5	(2.8)%	18,341.2	17,920.1	2.3%
Export Sales	8,550.3	9,266.9	(7.7)%	34,240.9	31,475.7	8.8%
Sales to free trade zone	1,352.4	1,530.3	(11.6)%	5,292.7	5,613.2	(5.7)%
Sales of services	432.9	403.5	7.3%	1,649.8	1,483.3	11.2%
Total Sales	15,054.4	16,054.2	(6.2)%	59,524.6	56,492.3	5.4%
Variable Costs	5,912.5	6,122.2	(3.4)%	25,489.1	22,938.6	11.1%
Fixed Costs	2,865.4	2,315.7	23.7%	8,328.7	6,849.2	21.6%
Cost of Sales	8,777.9	8,437.9	4.0%	33,817.8	29,787.8	13.5%
Gross profit	6,276.5	7,616.3	(17.6)%	25,706.8	26,704.5	(3.7)%
Operating Expenses	1,238.6	571.0	116.9%	2,850.4	2,352.9	21.1%
Operating Profit	5,037.9	7,045.3	(28.5)%	22,856.4	24,351.6	(6.1)%
Non Operating Loss	(166.4)	(562.1)	(70.4)%	(1,330.8)	(1,536.9)	(13.4)%
Income tax	1,164.7	2,050.6	(43.2)%	6,552.7	7,366.6	(11.0)%
Net Income	3,706.8	4,432.6	(16.4)%	14,972.9	15,448.1	(3.1)%

Earnings per share (COP$)	90.2	107.8	(16.4)%	364.2	380.0	(4.2)%
EBITDA	6,165.0	7,474.0	(17.5)%	27,572.6	28,130.3	(2.0)%
EBITDA Margin	41%	47%		46%	50%

* Not audited, for illustration purposes only

Some figures of 2011 were reclassified to be comparable with 2012

The explanation of the main variations in results is as follows:

Total sales in the fourth quarter of 2012 fell 6.2% compared to the same period in 2011, due primarily to a 2.4% decline in crude export prices and lower Colombian sales volume of -1.4%. The lower volumes mainly corresponded to reduced volumes of gas royalties (explained in page four).

Cost of sales in the fourth quarter of 2012 increased 4.0% compared to the same period of 2011. The difference was the net result of a 23.7% increase in fixed costs and a 3.4% decline in variable costs. Fixed costs increased primarly due to: 1) increased maintenance work (COP$145 billion) to ensure the integrity of transport infrastructure, wells, and maintenance at the Barrancabermeja refinery; 2) increased utilization of contracted services (COP$124 billion) due to higher subsoil activity and water management volumes driven by the increase in BSW2 primarily at the Rubiales and Quifa fields; 3) labor costs derived from the yearly updating of the actuarial estimates (COP$99 billion); 4) higher requirements of materials (COP$36 billion); and 5) non capitalizable project costs (COP$72 billion).

The decrease in variable costs was mainly the result of: 1) a reduction in the price of purchased crude of –US$5/Bl (COP$440 billion), and 2) lower imported product volume due to maintenance at the Barrancabermeja Refinery’s Unibon plant in the last quarter of 2011 that led to higher imports. The higher costs were offset by: 1) COP$153 billion in higher amortization and depletion costs of petroleum investments as a result of the annual reserve update at the end of the period, and 2) a COP$110 billion higher average cost of volume sold during the period.

1 Bottom sediment and water: corresponds to the content of free water (not dissolved) and sediment (lime, sand) contained in crude. It is reported as a percentage in volume over the crude.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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Operating expenses increased 116.9% in the fourth quarter of 2012 compared to the same period of 2011, mainly from: 1) an increase in the provisions for property, plant, and equipment as a result of the appraisal, mandatory at least every three years under Colombian accounting principles, (COP$184 billion); 2) debtor impairment stemming from amounts owed to Ecopetrol by retired and current workers as a result of the withdrawal of some legal actions (COP$57 billion); and 3) the updating of impairment of materials of low turnover (COP$9 billion). Such increases were offset by a decline in: 1) project costs, as a result of the the capitalization of Caño Sur’s field 50% stake in the fourth quarter of 2011, and 2) a COP$45 billion reduction in expenditures related to gas flaring in 2011.

The operating margin in the fourth quarter 2012 was 33.5% compared to 43.9% in the same period of 2011.

Non-operating loss decreased mainly as a result of: 1) reversions from pension commutation for COP$665 billion; 2) reversal of litigation provisions amounting to COP$109 billion; 3) provision expense for COP$36 billion from emergency and environmental incidents; and 4) exchange rate loss (the effect of the revaluation of the Colombian peso vs. the U.S. dollar) of COP$26 billion.

The companies in which Ecopetrol holds an interest and whose profit/loss is accounted under the equity method reported a net loss of COP$244.6 billion. This loss was due mainly to the increase in exploration expenses of dry and abandoned wells of the E&P subsidiaries in the last quarter of 2012, (Ecopetrol América Inc: Candy Bars 2 well, and Ecopetrol Oleo & Gas do Brasil: Sabia and Canario wells).

Equity Method: Net income per segment

(COP$ billion)

	4Q 2012	4Q 2011	2012	2011
Exploration and Production	(137.7)	212.7	357.3	584.6
Refining	(87.9)	(221.8)	(118.5)	(173.0)
Transportation	(47.6)	(37.6)	134.6	58.0
Corporate	28.6	25.7	103.7	82.5
Total	(244.6)	(21.0)	477.1	552.1

The decrease in income tax expenditure in the fourth quarter of 2012 compared to the same quarter of 2011 was mainly the result of the 24.9% reduction in income before tax and adjusted deferred tax related to the mark to market of portfolios with fixed income securities.

The combined effect of lower volumes sold and increases in costs led to a 16.4% reduction in net income compared to the fourth quarter of 2011.

EBITDA in the fourth quarter of 2012 was COP$6,165.0 billion, and EBITDA margin was 41.0%.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

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e.	Ecopetrol S.A. cash flow

COP$ Billion*	4Q 2012	4Q 2011	2012	2011
Initial Cash	9,367.1	8,360.2	9,239.6	5,479.4
Cash generated from operations (+)	14,716.0	15,845.5	60,010.9	53,847.5
Cash used in operations (-)	(9,535.0)	(10,331.1)	(41,135.6)	(34,751.4)
Capex (-)	(4,096.4)	(5,053.5)	(10,116.1)	(12,235.3)
Acquisitions (-)	0.0	0.0	0.0	(768.9)
Dividend payments (-)	0.0	(1,973.6)	(8,419.3)	(5,899.4)
Equity offering (+)	0.0	1,959.9	169.8	2,194.7
New debt (+)	0.0	0.0	0.0	0.0
Other inflows (+/-)	250.8	356.5	1,361.1	1,178.1
Fx differences (+)	(9.4)	75.8	(417.5)	194.9
Final Cash	10,693.1	9,239.6	10,693.1	9,239.6

*For reporting purposes, balances in USD are estimated in COP$ on a monthly base using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

As of December 31, 2012, Ecopetrol had a balance of COP$10,693 billion in cash and portfolio investments (42% denominated in U.S. dollars). Of this amount, COP$3.9 trillion corresponded to the the Nation´s 2012 third installment of the ordinary dividend and the 2012 extraordinary dividend. These amounts were paid in the beginning of January 2013 as requested by the Ministry of Finance.

f.	Ecopetrol S.A. Segment Results

Quarterly Results by Segment

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Supply and Marketing
	4Q-12	4Q-11	4Q-12	4Q-11	4Q-12	4Q-11	4Q-12	4Q-11
Domestic Sales	3,818.5	4,038.8	4,220.2	4,526.0	631.8	693.7	264.6	301.2
International Sales	6,059.7	6,516.8	818.8	844.2	-	-	3,024.3	3,436.1
Total Sales	9,878.2	10,555.6	5,038.9	5,370.3	631.8	693.7	3,288.9	3,737.3
Operating Income/Loss	5,570.5	7,036.5	(336.1)	(243.5)	(275.0)	112.3	78.4	140.1
Operating Margin	56.4%	66.7%	(6.7)%	(4.5)%	(43.5)%	16.2%	2.4%	3.7%
Net Income/Loss	4,215.0	4,812.5	(315.2)	(392.2)	(246.4)	(54.0)	53.5	66.3
Net Margin	42.7%	45.6%	(6.3)%	(7.3)%	(39.0)%	(7.8)%	1.6%	1.8%
EBITDA	6,358.8	7,233.4	(187.0)	(105.2)	(89.2)	204.1	82.4	141.6
Ebitda Margin	64.4%	68.5%	(3.7)%	(2.0)%	(14.1)%	29.4%	2.5%	3.8%

Accumulated results by segment

COP$ Billion	E&P		Refining & Petrochem.		Transportation		Supply and Marketing
	2012	2011	2012	2011	2012	2011	2012	2011
Domestic Sales	15,219.7	15,179.9	16,877.6	16,968.4	2,533.4	2,363.1	1,128.1	1,130.8
International Sales	23,564.1	21,352.0	3,300.3	3,470.5	-	-	12,669.2	12,266.4
Total Sales	38,783.8	36,531.9	20,177.9	20,438.9	2,533.4	2,363.1	13,797.3	13,397.2
Operating Income/Loss	22,858.8	22,984.5	(397.3)	10.3	134.1	657.4	260.8	699.6
Operating Margin	58.9%	62.9%	(2.0)%	0.1%	5.3%	27.8%	1.9%	5.2%
Net Income/Loss	15,664.8	15,468.9	(768.1)	(601.1)	5.6	354.9	70.8	225.7
Net Margin	40.4%	42.3%	(3.8)%	(2.9)%	0.2%	15.0%	0.5%	1.7%
EBITDA	26,559.9	25,945.2	131.0	494.5	607.3	984.8	274.4	705.8
Ebitda Margin	68.5%	71.0%	0.6%	2.4%	24.0%	41.7%	2.0%	5.3%

Note: The report by segment is based on transfer prices among business units, using as reference export parity price. In line with the change in methodology, a reclassification of the transport segment took place for comparative purposes with 2011 figures, by which transportation services from third parties were directly allocated to the corresponding segment and were not booked as revenue for the transportation segment. Other figures of 2011 were also reclassified for reporting purposes.

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10

Exploration and Production:

Revenues in the fourth quarter of 2012 were lower than those of the same period of 2011, due to lower selling prices of the crudes basket. Costs were higher compared to the fourth quarter of 2011, particularly in association contract services, maintenance and project costs, which generated lower operating and net profit. Net income for the full year was higher compared to 2011 as a result of the increase in production and better average price of the basket of crude.

Refining:

Financial results in the fourth quarter of 2012 were lower than those of the same period of 2011, due primarily to: 1) higher maintenance costs, and 2) higher operating and commercialization expenditures. In addition, full year results were negatively affected by the reduction in the refining margins as a consequence of the maintenance during the first quarter of 2012 at the Barrancabermeja refinery, which caused a reduction in throughput and an increase of imported fuels.

Transport:

Financial results in the fourth quarter and for the year 2012 were lower than in 2011. The segment results were affected by the increase in the costs of maintenance and safety of transport infrastructure. New resources were allocated to the Integrity program for a rapid execution of maintenance operations.

Supply and Market:

The results for the fourth quarter of 2012 decreased compared to the same period of 2011 because of: 1) lower volume of natural gas sold (see page 4); 2) lower sales price for crude oil and natural gas; and 3) higher costs of transporting purchased crude and diluents. The previous situations also are reflected in the full year’s results, along with the increased cost of purchasing imported diluents.

g.	Ecopetrol S.A. Balance Sheet

Unconsolidated Balance Sheet

(COP$ Billion)	December 31, 2012	December 31, 2011	∆ (%)
Current Assets	17,910.1	15,824.8	13.2%
Long Term Assets	82,737.9	69,426.4	19.2%
Total Assets	100,648.0	85,251.2	18.1%
Current Liabilities	19,496.7	13,818.3	41.1%
Long Term Liabilities	15,892.8	16,421.8	(3.2)%

Total Liabilities	35,389.5	30,240.1	17.0%
Equity	65,258.5	55,011.0	18.6%
Total Liabilities and Shareholders´ Equity	100,648.0	85,251.1	18.1%

Debit Memorandum accounts	131,388.4	122,266.3
Credit Memorandum accounts	109,085.7	103,461.1

Some figures of 2011 were reclassified inorder to be comparable with 2012

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The main variation in total assets was the result of: 1) an increase in advances and deposits in the amount of COP$1,726 billion, the result of the prepayment of income tax due to the Nation for the year 2012; 2) increases in property, plant and equipment totaling COP$3,816 billion from capitalizations; 3) net capitalizations in natural resources and the environment of COP$3,961 billion as reflected in oil investments in the Chichimene, Castilla Norte, Rubiales, La Cira, Yarigui-Cantagallo, Casabe, Pauto, Apiay, Matachín Norte, Infantas, Suria, Cusiana, and Quifa fields, among others; and 4) adjustment in fixed asset appraisals in 2012 amounting COP$7,197 billion.

At the end of December 2012, liabilities increased 17.0% compared to the previous year, mainly in accounts payable for COP$3,915 billion from dividends to be paid the Nation. Financial obligations accounted for 15.5% of total liabilities and include: 1) a loan facility with Colombian banks with an outstanding balance of COP$1,556 billion; 2) dollar-denominated bonds for US$1,500 million; 3) local bonds for COP$1,000 billion; and 4) a Gibraltar Gas Plant Contract (BOMT) with a balance of COP$100 billion.

The 18.6% variation in Equity was mainly the result of: 1) accumulated earnings of COP$14,973 billion; 2) a COP$434 billion decrease in surplus on the equity participation method, explained from exchange rate appreciation; 3) an equity increase of COP$680 billion from the reversion of provisions stemming from the 2012 update of the technical appraisal of fixed assets.

h.	Risk Rating

In December, the credit rating agency Standard & Poor’s maintained the company's international foreign currency rating at BBB- with a "positive" outlook. This rating encompasses the issuances of debt by Ecopetrol S.A. in international markets. With these ratings, the company retains its investment grade status.

The following are Ecopetrol S.A.’s risk ratings through December 31, 2012.

	Rating	Outlook
Foreign Currency
Standard & Poor´s	BBB-	Positive
Fitch Ratings	BBB-	Stable
Moody´s	Baa2	Stable

Local Currency
Fitch Ratings	AAA	Stable

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12

II. Consolidated Financial Results3

The following are Ecopetrol’s consolidated financial statements:

Consolidated Income Statement

(COP$ Billion)	4Q 2012 *	4Q 2011	∆(%)	2012*	2011	∆(%)
Local Sales	6,000.7	6,093.6	(1.5)%	22,284.1	21,792.6	2.3%
Export Sales	11,262.7	12,341.5	(8.7)%	44,490.1	42,412.9	4.9%
Sales to free trade zone	-	-	0.0%	-	-	0.0%
Sales of services	494.8	482.6	2.5%	2,077.9	1,762.1	17.9%
Total Sales	17,758.2	18,917.7	(6.1)%	68,852.1	65,967.6	4.4%
Variable Costs	7,671.8	7,828.0	(2.0)%	30,458.1	28,086.6	8.4%
Fixed Costs	3,334.2	2,857.1	16.7%	10,077.4	8,618.0	16.9%
Cost of Sales	11,006.0	10,685.1	3.0%	40,535.5	36,704.6	10.4%
Gross profit	6,752.2	8,232.6	(18.0)%	28,316.6	29,263.0	(3.2)%
Operating Expenses	1,796.2	805.4	123.0%	4,110.2	3,390.0	21.2%
Operating Profit	4,956.0	7,427.2	(33.3)%	24,206.4	25,873.0	(6.4)%
Non Operating Loss	(8.8)	(636.4)	(98.6)%	(1,874.6)	(2,231.5)	(16.0)%
Income tax	1,282.8	2,239.7	(42.7)%	7,133.4	7,955.7	(10.3)%
Minority interest	43.6	113.2	(61.5)%	419.4	233.4	79.7%
Net Income	3,620.8	4,437.9	(18.4)%	14,779.0	15,452.4	(4.4)%

EBITDA	6,124.7	8,018.0	(23.6)%	29,274.8	30,236.4	(3.2)%
EBITDA Margin	34%	42%		43%	46%

* Not audited, for illustration purposes only

Some figures of 2011 were reclassified to be comparable with 2012

The highest individual contributions to total sales (before eliminations) among subsidiaries during the fourth quarter of 2012 came from the Cartagena Refinery with COP$2,576.3 billion, followed by Hocol with COP$826.7 billion, Equion with COP$498.6 billion and Propilco S.A. with COP$319.8 billion.

The affiliates with the highest net incomes were Hocol, COP$69.4 billion, Equión, COP$59.3 billion, and Propilco, COP$14.1 billion. The highest net losses were reported by Ecopetrol America Inc. with COP$150.7 billion, Ecopetrol Oleo e Gas do Brasil with COP$144.7 billion, and Reficar, COP$86.5 billion.

3 For purposes of consolidation of the fourth quarter of 2012, in addition to Ecopetrol’s results, the following subsidiaries are included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, and Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”).

The consolidated financial statements for the fourth quarter of 2011 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited (since January 24, 2011) and Ecopetrol Global Capital SLU.

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13

Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol América, Bioenergy and Oleoducto Bicentenario have not yet reported earnings, either because they are in the pre-operating stage or are carrying out exploratory activities that have not yielded production (with the exception of Ecopetrol America). A majority of affiliates in the crude oil and product transport business have been generating earnings for the group by lowering transport costs; however, from 2013 onward these companies will turn into profit business units, charging every barrel transported for Ecopetrol, or for third parties, with the fees approved by the Colombian Ministry of Mines and Energy.

By means of the equity participation method, Offshore International Group generated income of COP$28.9 billion, Invercolsa, COP$19.2 billion, and Serviport, COP$0.3 billion, whereas Transgas de Occidente generated a loss of COP$ 0.1 billion.

EBITDA in fourth quarter 2012 was COP$6,124.7 billion, equivalent to and EBITDA margin of 34%. EBITDA in the fourth quarter of 2012 decreased compared to 2011 primarily inform higher exploratory expenditures of subsidiaries.

Consolidated Balance Sheet

(COP$ Billion)	December 31, 2012	December 31, 2011	Δ (%)
Current Assets	22,883.6	19,038.0	20.2%
Long Term Assets	90,996.0	73,239.4	24.2%
Total Assets	113,879.6	92,277.4	23.4%
Current Liabilities	23,133.7	15,752.4	46.9%
Long Term Liabilities	23,402.8	19,583.5	19.5%
Total Liabilities	46,536.5	35,335.9	31.7%
Equity	64,740.9	54,688.9	18.4%
Minority interest	2,602.2	2,252.6	15.5%
Total Liabilities and Shareholders´ Equity	113,879.6	92,277.4	23.4%

Debit Memorandum accounts	144,971.4	130,221.9
Credit Memorandum accounts	115,482.1	111,784.6

III. Operating Results

a.	Investment Plan

Ecopetrol´s Capex:

			Capex (US$ million)
Business Segment	4Q 2012	Allocation by segment	4Q 2011	Δ (%)	2012	Allocation by segment	2011	Δ (%)
Exploration	175.3	6.7%	134.6	30.2%	422.2	6.7%	565.3	(25.3)%
Production	1,433.5	54.7%	1,288.5	11.3%	3,753.0	59.4%	3,626.5	3.5%
Refining and Petrochemicals	151.8	5.8%	146.7	3.5%	403.4	6.4%	358.1	12.7%
Transportation	481.4	18.4%	453.0	6.3%	988.8	15.7%	1,055.6	(6.3)%
Supply and Marketing	0.7	0.0%	0.9	(22.2)%	4.1	0.1%	1.8	127.8%
Subsidiaries*	293.2	11.2%	349.9	(16.2)%	599.3	9.5%	1,034.0	(42.0)%
Acquisitions	1.6	0.1%	(0.1)	(1,700.0)%	2.2	0.0%	450.3	(99.5)%
Corporate	84.7	3.2%	64.9	30.5%	143.2	2.3%	122.1	17.3%
Total	2,622.2	100.0%	2,438.4	7.5%	6,316.2	100.0%	7,213.7	(12.4)%

* Amounts correspond to Ecopetrol S.A.´s interest in each company and does not include partner contributions

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During the fourth quarter of 2012, investments increased 7.5% as a result of the approval of requested environmental licenses.

Investments for the full year fell 12.4%, primarily because of: 1) delays in obtaining environmental licenses for exploration and production; 2) increased social requests from communities (employment, roads, education infrastructure, and health infrastructure) in regions with projects; 3) delays in key projects (including the construction of the San Fernando-Monterrey oil pipeline, expansion of the line for transporting diluents, and construction of a gas line between Cupiagua and Cusiana).

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic)
Ecopetrol S.A.

	4Q 2012					2012
Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A3/A2	1	0	*	1	0	7	5	*	1	1

Stratigraphic	10	9	**	0	1	25	18	**	0	7
Total	11	9		1	1	32	23		1	8

*Geological success, **Hydrocarbon presence

In the fourth quarter of 2012, three appraisal wells (A1) were drilled, totalling 27 wells drilled of this type in 2012.

The wells with hydrocarbon presence of Ecopetrol S.A. were the following in 2012:

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15

Ecopetrol S.A.

Quarter	Type of well	Basin	Block	Well
1	A3/A2	VMM	Tisquirama	Tisquirama Este-1
2	A3/A2	VMM	Tisquirama	Caronte
3	A3/A2	VMM	Playón	Aullador-1
3	A3/A2	LLA	Caño Sur	Embrujo-1 ST-2
3	A3/A2	OFF	RC5	Mapalé
1	Stratigraphic	VMM	VMM	La Luna-1
2	Stratigraphic	LLA	CPO-9	Akacías EST-1
3	Stratigraphic	LLA	Caño Sur	Cumanday-1
3	Stratigraphic	LLA	Caño Sur	CSE-X-12
3	Stratigraphic	LLA	Caño Sur	CSE-X-3
3	Stratigraphic	LLA	Caño Sur	CSE-X-4
3	Stratigraphic	LLA	Caño Sur	CSE-X-14
3	Stratigraphic	LLA	Caño Sur	CSE-X-11
3	Stratigraphic	LLA	Caño Sur	CSE-X-9A
4	Stratigraphic	LLA	Caño Sur	CSE - X-7
4	Stratigraphic	LLA	Caño Sur	CSE - X-10
4	Stratigraphic	LLA	Caño Sur	CSE - X-15
4	Stratigraphic	LLA	Caño Sur	CSE X-13
4	Stratigraphic	LLA	Caño Sur	CSE X-8
4	Stratigraphic	LLA	Caño Sur	CSE X-1
4	Stratigraphic	LLA	Caño Sur	CSE X-2
4	Stratigraphic	LLA	Caño Sur	CSE- X-5
4	Estratigráfico	VMM	De Mares	Coyote-1

The following are the highlights of the exploratory block portfolio in Colombia:

National Hydrocarbon Agency (ANH) 2012 Round:

Ecopetrol submitted the highest bids for 12 exploratory blocks, six of which are 100% owned by the company and the remaining in partnerships with Anadarko, ExxonMobil, Repsol and Hocol. The blocks cover a total area of approximately 3.1 million hectares and are located in the Llanos, Valle Medio del Magdalena, Caguán-Putumayo, Catatumbo, and Cordillera basins, and offshore Colombia in the Caribbean. The blocks include the following:

•	Unconventional reservoir hydrocarbons: three new blocks for unconventional reservoir, a strategic area for the Company. All of these blocks are in partnership with ExxonMobil, and Ecopetrol is the operator in two of them.

•	Caribbean offshore: Two joint ventures with Anadarko Colombia Company and one with Repsol Exploración Colombia S.A. as part of a strategy for strengthening the presence in this basin in partnership with oil companies with significant expertise.

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16

Hocol S.A.:

Drilling in Colombia (A3/A2 and Stratigraphic)
Hocol S.A.

	4Q 2012					2012
Type of well	Number of wells	Hydrocarbon Presence		In evaluation	Dry	Number of wells	Hydrocarbon Presence		In evaluation	Dry
A3/A2	2	1	*	0	1	8	4	*	0	4
Stratigraphic	2	2	**	0	0	13	6	**	0	7
Total	4	3		0	1	21	10		0	11

*Geological successl, **Hydrocarbon presence

The following is a summary of the wells with hydrocarbon presence of Hocol S.A. in 2012:

Hocol S.A.
Quarter	Type of well	Basin	Block	Well
1	A3/A2	LLA	Guarrojo	Pintado
1	A3/A2	LLA	CPO 17	Dorcas
1	A3/A2	VIM	Samán	Mamey
4	A3/A2	LLA	CPO 17	Merlín 6
1	Stratigraphic	LLA	CPO 16	ST3A
1	Stratigraphic	LLA	CPO 16	ST6
2	Stratigraphic	LLA	CPO 16	ST7
3	Stratigraphic	LLA	CPO 16	ST8
4	Stratigraphic	VIM	SSJN1	Curramba
4	Stratigraphic	LLA	Guarrojo	Godric

Equión S.A:

During the fourth quarter of 2012, the technical analysis on the results of the Mapale exploratory well evidenced the presence of gas. This well was drilled during the third quarter of the year.

International exploration:

Ecopetrol America Inc:

During 2012, three exploratory wells were drilled in the Gulf of Mexico (U.S.): Parmer and Dalmatian (both with presence of hydrocarbons), and Candy Bars (dry).

Ecopetrol Oleo e Gas do Brasil:

During 2012, the appraisal well Itauna 2 was drilled but did not show evidence of hydrocarbons. Additionally, three exploratory wells were drilled: Sabia and Canario (both dry) and Jandaia, (drilled in the fourth quarter and under evaluation).

Savia:

During 2012, the affiliate Savia Peru drilled two exploratory wells: Colan-1 and Pelusa-1 (drilled in the fourth quarter), which showed presence of hydrocarbons but were commercially unsuccessful.

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17

c.	Production

Total Production (Ecopetrol S.A., including interests in affiliates and subsidiaries):

Production

Ecopetrol S.A. gross oil and gas production (mboed)	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	600.6	581.9	3.2%	591.1	569.8	3.7%
Natural Gas	112.7	103.1	9.3%	110.9	100.3	10.6%
Total	713.3	685.0	4.1%	702.0	670.1	4.8%

Hocol (mboed)	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	22.7	29.9	(24.1)%	24.8	30.3	(18.2)%
Natural Gas	0.0	0.6	(100.0)%	0.2	0.5	(60.0)%
Total	22.7	30.5	(25.6)%	25.0	30.8	(18.8)%

Savia (mboed)	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	5.9	6.5	(9.2)%	6.6	6.0	10.0%
Natural Gas	0.5	0.7	(28.6)%	0.7	1.0	(30.0)%
Total	6.4	7.2	(11.1)%	7.3	7.0	4.3%

Equion (mboed)	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	10.6	10.3	2.9%	10.6	8.2	29.3%
Natural Gas	7.4	6.7	10.4%	7.3	6.1	19.7%
Total	18.0	17.0	5.9%	17.9	14.3	25.2%

Ecopetrol America-K2 (mboed)	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	1.4	1.8	(22.2)%	1.6	1.7	(5.9)%
Natural Gas	0.2	0.2	0.0%	0.2	0.2	0.0%
Total	1.6	2.0	(20.0)%	1.8	1.9	(5.3)%

Ecopetrol including affiliates and subsidiares	4Q 2012*	4Q 2011	∆(%)	2012*	2011	∆(%)
Crude Oil	641.2	630.4	1.7%	634.7	616.0	3.0%
Natural Gas	120.8	111.3	8.5%	119.3	108.1	10.4%
Total Group's production	762.0	741.7	2.7%	754.0	724.1	4.1%

* Gas production includes white products

Ecopetrol S.A. production:

Production per type of crude*
	4Q 2012	4Q 2011	Δ (%)	2012	2011	Δ (%)
Light crudes	54.7	63.3	(13.6)%	59.6	60.9	(2.2)%
Medium crudes	224.9	227.3	(1.1)%	227.9	230.6	(1.2)%
Heavy crudes	321.0	291.3	10.2%	303.6	278.3	9.1%
Total	600.6	581.9	3.2%	591.1	569.8	3.7%

*Does not include subsidiary companies

In 2012 heavy crude accounted for 51% of total crude production. The fields with the highest growths in 2012 were Chichimene, Foothills (Pauto and Floreña), and Quifa.

During the year, the Cupiagua and Sardinata gas plants began operating, providing household gas to municipalities in the province of Norte de Santander.

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18

Lifting costs of Ecopetrol S.A.:

Lifting cost per barrel produced for Ecopetrol S.A. in 2012 was US$11.53 (based on the U.S. SEC methodology, which does not include royalties), US$1.25 per barrel more than in the same period of the prior year, which was the net result of:

•	Higher variable costs for management and disposal of water: +US$1.33 per barrel

•	Revaluation of the Colombian peso vs. the U.S. dollar: +US$0.31 per barrel

•	Lower costs from higher production : -US$0.39 per barrel

d.	Proven Reserves

Ecopetrol´s net proven reserves of hydrocarbons (including its interest in affiliates and subsidiaries) at the end of 2012 were 1,877 million barrels equivalent (mmboe), an increase of 1.1% compared to the 1,857 mmboe in 2011.

In 2012 proven reserves increased by 252 mmboe, and net production was 232 mmboe. The reserves replacement ratio for 2012 was 109%. The reserves/production ratio, assuming production remains at 2012 levels, is 8.1 years. The increase in proven reserves was mainly the result of increases in the size of proven areas, improved recovery and restatement of prior estimates in certain fields.

Reserves were calculated based on the U.S. Securities and Exchange Commission standards and methodology (estimation net of royalties) and were 99% audited by three different specialized, independent firms.

e.	Refining

Barrancabermeja Refinery:

Barrancabermeja Refinery	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Refinery runs* (mbod)	223.1	217.6	2.5%	219.4	226.0	(2.9)%
Utilization factor (%)	79.2%	71.6%	10.6%	76.7%	77.0%	(0.4)%

* Includes volumes used in the refinery, not total volumes received.

Both the refinery’s throughput and the utilization factor in the fourth quarter of 2012 increased compared to the same period of last year, due to: 1) the operational availability of crude processing units, and 2) logistical and intermediate flow management enabling throughput to be unchanged despite turnarounds of the orthoflow cracking unit.

The modernization project was 13.8% complete by the end of the year. Another milestone was the start of construction site to upgrade the U-250 crude unit.

The master plan for industrial services reached a 61.4% progress at the end of the fourth quarter, with five new centrifugal air compressors and four refurbished compressors with drying systems placed in service.

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19

During December 2012 the optimizatrion center of the refinery began operating. This new facility integrated, updated and centralized the systems (control, protection, monitoring and communication) of 16 existing local control units into one new center.

Costs and margins of the Barrancabermeja Refinery:

The refinery’s operating cash cost for the year 2012 was US$6.03 per barrel, US$0.14 per barrel higher than the same period the last year, which was the result of:

•	Increase in cost per barrel associated with lower accumulated throughput from scheduled turnarounds during the year: + US$0.16

•	Revaluation of the Colombian peso vs. the U.S. dollar: +US$0.16 per barrel

•	A US$0.18 decrease in cost per barrel due to:

o	Greater efficiencies in the use of catalysts and a lower cost as a result of supply agreements with reduced fees.

o	Higher efficiency in fuel consumption for the generation of electricity and steam.

Barrancabermeja Refinery	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Refining Margin (USD/bl)	9.9	4.7	110.6%	10.9	11.2	(2.7)%

Gross refining margin in fourth quarter 2012 increased compared to the same period of the prior year thanks to the higher price differential between diesel and crude.

Reficar (Cartagena Refinery):

Cartagena Refinery	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Refinery runs* (mbod)	77.3	76.4	1.2%	74.6	76.8	(2.9)%
Utilization factor (%)	85.8%	84.0%	2.1%	71.6%	84.2%	(15.0)%

* Includes volumes used in the refinery, not total volumes received

A comparison of fourth quarter 2012 with the same period of the previous year indicates stable throughput, and higher utilization factor. These results are due to the improvements in operating conditions at the crude and cracking units following the turnarounds in the first half of the year.

Cartagena Refinery	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Refining Margin (USD/bl)	4.7	(1.5)	413.3%	5.4	6.6	(18.2)%

Gross refining margin in fourth quarter 2012 was higher compared to the same period of the previous year due to: 1) the higher diesel price differential compared to crude, and 2) a reduction in the price of the refinery’s crude feedstock caused by a decrease in price differentials of Vasconia and Caño Limon crudes.

As of December 31, 2012, the expansion and modernization project had advanced 74%.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

20

The progress in each of the work streams was the following:

•	Detail engineering:	99.7%
•	Procurement:	95.8%
•	Module construction:	100.0%
•	Construction (begun in October 2011):	35.8%

The project is expected to be finished during the first half of 2014.

f.	Transportation

Transported volumes:

Transported volumes (mbod)	4Q 2012	4Q 2011	∆ (%)	2012	2011	∆ (%)
Crude	928.8	926.1	0.3%	916.2	915.6	0.1%
Refined Products	299.9	305.7	(1.9)%	302.7	288.9	4.8%
Total	1,228.7	1,231.8	(0.3)%	1,218.9	1,204.5	1.2%

Transported volumes in the fourth quarter of 2012 were lower than in the fourth quarter of 2011, primarily in refined products due to lower product demand from the refineries. However, there was an increase in volume transported by crude systems mainly of heavy crude.

The following are the highlights of 2012:

Primary Oil Pipeline Network

•	Increase in transport capacity of the Vasconia GRB Galán system from 168 to 180 mbod.
•	Increase in capacity of Transandino oil pipeline system from 48 to 60 mbod.
•	Increase in pumping capacity of the Ayacucho – Coveñas from 60.5 to 75.0 mbod.

Secondary Oil Pipeline Network

•	Increase in pumping capacity of the Monterrey - Porvenir system from 36 to 54 mbod.
•	Start of operations of the Galán – Ayacucho system from 16 to 35 mbod

Product Pipeline Network

•	Transporting of diluents by pipeline from Apiay to the production fields Acacias, Chichimene and Castilla (+40 mbod).
•	Increase in the capacity of the Pozos Colorados – Galán system from 90 to 105 mbod.

Gas Pipeline Network

•	Start of operations of the Cupiagua – Cusiana gas pipeline with a capacity of 1.1 million cubic feet.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

21

Bicentenario Oil Pipeline:

The overall progress of the project was 60.8% by the end of 2012 (includes the Araguaney – Banadía line and Conveñas stations and storage facilites). The process of filling the Araguaney - Banadía pipeline is expected to begin in the second quarter of 2013.

CENIT S.A.:

The following were the milestones of the fourth quarter:

•	Staffing of the multidisciplinary team to determine the scope and implementation of 4 contracts between Cenit and Ecopetrol
•	Testing of the operation model (with emphasis on billings, reports and operational briefs).

It is expected that CENIT begins operations during the first quarter of 2013.

Transportation costs:

The barrel/kilometer transport cost for 2012 was COP$11.16/BKM, an increase of COP$3.13/BKM compared to the same period of the previous year, which was the result of:

•	Higher costs of COP$3.06/BKM associated with expedite maintenance to ensure system reliability and to prevent geotechnical problems that could arise after the harsh rainy seasons of 2011 - 2012.

•	Higher costs of COP$0.07/BKM due to lower volumes transported.

g.	Biofuels

Ecodiesel Colombia S.A.:

Biofuel production in the fourth quarter of 2012 was 26,248 tons, an increase of 4% compared to the same quarter of the prior year, which was the result of: 1) the stabilization of the acid esterification process allowing for conversion of fatty acids (process byproduct) into biodiesel; and 2) greater operating efficiencies.

Bioenergy S.A.:

As of December 31, 2012, the Bioenergy project reached 59.3% progress (59.5% in its industrial stream and 59.0% in its agricultural stream).

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

22

IV. Organizational consolidation, social corporate responsibility and corporate governance

a.	Organizational consolidation

Health, Safety and Environment (HSE):

HSE Index	4Q 2012	4Q 2011	2012	2011
Accident frequency index (accidents per million labor hours)	0.67	0.94	0.79	1.02
Environmental incidents*	4	11	27	41

* Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

The accident frequency index during the year 2012 reached a historical minimum.

Science and technology:

During the fourth quarter of 2012, seven patents were granted to Ecopetrol (six in Colombia and one in Peru), regarding production, transportation, refining and biofuels. In 2012, a total of 21 patents were granted (13 in Colombia, 4 in Mexico, 2 in Russia, 1 in Peru, and 1 in the United States).

Recognitions:

•	Ecopetrol received the first Accenture Award for Innovation in Colombia, due to its contribution to the “Strategy for controlling theft of hydrocarbons”.
•	Ecopetrol was the first Colombian company and one of the few in Latin America to win the MAKE Americas award (Most Admired Knowledge Enterprises).
•	In October, Ecopetrol rose nine positions to the 14th spot among the world’s energy companies with the best performances, according to Platts’ ‘Top Global Energy Company Rankings 2012’.
•	For the fifth year in a row, Ecopetrol came in first place in corporate reputation in Colombia and was selected for a second time as the most responsible company in the country, according to Corporate Reputation Business Monitor (MERCO – Colombia).

b.	Corporate Responsibility

Social investment:

In 2012, social investment increased by 42.2%, amounting COP$304.5 billion, allocated as follows: 1) COP$188.1 billion for regional competitiveness; 2) COP$74.3 billion for education and culture; and 3) COP$42.1 billion for citizenship and democracy.

c.	Corporate Governance

Extraordinary Shareholder Meeting and changes in the Board of Directors:

During the meeting held on December 6, 2012, Mr. Jorge Pinzón was designated to fill the fourth post on the Board of Directors.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

23

V. Results Conference Calls

Ecopetrol’s management will hold two webcasts to review the fourth quarter and full year 2012 results:

Spanish	English
February 19, 2013	February 19, 2013
1:30 p.m. Bogota / New York / Toronto	3:00 p.m. Bogota / New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the website 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bioenergy Free Trade Zone, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S. , COMAI, Ecopetrol America Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda., Ecopetrol Capital AG, ECP Global Energy, Ecopetrol Capital S.L.U., Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A., ODL S.A., Propilco, Oleoducto Bicentenario de Colombia S.A.S., Ocensa S.A., Oleoducto de Colombia and Refinería de Cartagena S.A. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, in the New York Stock Exchange (NYSE) under the ticker EC and the Toronto Stock Exchange (TSX) under the ticker ECP. The company has four business segments : 1) exploration and production, 2) transport, 3) refining and petrochemicals, and 4) supply and marketing.

For more information about Ecopetrol, please visit the website: www.ecopetrol.com.co

Forward-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management with regard to the company’s future and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

24

VI. Additional Exhibits of Ecopetrol S.A.

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million	4Q 2012*	4Q 2011*	∆(%)	3Q 2012*	2012*	2011	∆(%)
Income
Local Sales	4,718,789	4,853,536	(2.8)%	4,395,549	18,341,240	17,920,112	2.4%
Export Sales	8,550,306	9,266,890	(7.7)%	8,094,825	34,240,864	31,475,732	8.8%
Sales to free trade zone	1,352,388	1,530,298	(11.6)%	1,297,320	5,292,658	5,613,158	(5.7)%
Sale of Services	432,877	403,455	7.3%	441,097	1,649,824	1,483,320	11.2%
Total Income	15,054,360	16,054,179	(6.2)%	14,228,791	59,524,586	56,492,322	5.4%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,366,750	3,771,090	(10.7)%	3,371,585	13,720,804	12,697,409	8.1%
Amortization and Depletion	168,971	15,495	990.5%	867,518	2,586,940	2,262,560	14.3%
Imported products	1,708,437	1,873,549	(8.8)%	1,413,346	6,863,138	6,265,906	9.5%
Hydrocarbon Transportation Services (1)	507,661	411,635	23.3%	491,696	2,015,050	1,652,461	21.9%
Inventories and other	160,683	50,404	218.8%	509,820	303,147	60,223	403.4%

Fixed Costs
Depreciation	359,221	286,544	25.4%	335,018	1,307,679	1,132,520	15.5%
Contracted Services	993,196	869,197	14.3%	756,493	3,077,898	2,599,206	18.4%
Maintenance	595,929	450,956	32.1%	415,454	1,560,369	1,176,034	32.7%
Labor Costs	432,925	334,174	29.6%	253,222	1,191,219	986,682	20.7%
Other	484,122	374,784	29.2%	351,074	1,191,526	954,719	24.8%
Total Cost of Sales	8,777,895	8,437,828	4.0%	8,765,226	33,817,770	29,787,720	13.5%
Gross Profits	6,276,465	7,616,351	(17.6)%	5,463,565	25,706,816	26,704,602	(3.7)%
Operating Expenses
Administration	178,633	178,794	(0.1)%	149,130	630,952	631,891	(0.1)%
Selling expenses	836,224	239,405	249.3%	286,816	1,628,042	1,213,992	34.1%
Exploration and Projects	223,774	152,836	46.4%	114,481	591,412	506,969	16.7%
Operating Income/Loss	5,037,834	7,045,316	(28.5)%	4,913,138	22,856,410	24,351,750	(6.1)%
Non Operating Income (expenses)
Financial Income	812,008	1,447,046	(43.9)%	646,260	4,024,720	4,910,696	(18.0)%
Financial Expenses	(656,530)	(1,319,596)	(50.2)%	(553,117)	(3,856,285)	(5,350,168)	(27.9)%
Interest expenses	(121,419)	(153,788)	(21.0)%	(94,198)	(394,028)	(278,636)	41.4%
Non Financial Income	522,359	498,856	4.7%	127,009	1,022,549	1,117,071	(8.5)%
Non Financial Expenses	(478,195)	(1,013,595)	(52.8)%	(641,488)	(2,604,879)	(2,487,972)	4.7%
Results from Subsidiaries	(244,621)	(21,033)	1,063.0%	311,150	477,145	552,148	(13.6)%

Income before income tax	4,871,436	6,483,206	(24.9)%	4,708,754	21,525,632	22,814,889	(5.7)%
Provision for Income Tax	1,164,666	2,050,593	(43.2)%	1,461,105	6,552,683	7,366,556	(11.0)%
Minority interest
Net Income	3,706,770	4,432,613	(16.4)%	3,247,649	14,972,949	15,448,333	(3.1)%

EBITDA (2)	6,165,015	7,473,982	(17.5)%	6,231,682	27,572,592	28,130,326	(2.0)%
EBITDA MARGIN	41%	47%		44%	46%	50%
EARNINGS PER SHARE	$90.15	$107.81	(16.4)%	$78.99	$364.16	$379.97	(4.2)%

* Not audited, for illustration purposes only

(1) Fourth Quarter 2011. For presentation purposes, COP$76 billion was transferred from the trade expenditure, and cumulative for the year, also COP$530.5 billion, corresponding to Transport and Hydrocarbons.

Starting 2011, for comparative purposes only, cost of sales includes internal reclassifications between line items.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

25

(2) From 2102 the income coming from extensive production tests is booked as an operational income and impacts Ebitda.

Some figures of 2011 were reclassified to be comparable with 2012.

Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million	4Q-2012*	4Q-2011 *	∆(%)	3Q-2012*	2012*	2011	∆(%)
Income
Local Sales	6,000,703	6,093,608	(1.5)%	5,335,365	22,284,055	21,792,569	2.3%
Export Sales	11,262,668	12,341,453	(8.7)%	10,632,363	44,490,089	42,412,885	4.9%
Sale of Services	494,814	482,606	2.5%	588,946	2,077,858	1,762,060	17.9%
Total Income	17,758,185	18,917,667	(6.1)%	16,556,674	68,852,002	65,967,514	4.4%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	4,321,417	3,843,310	12.4%	3,991,916	16,278,758	14,750,481	10.4%
Amortization and Depletion	235,106	133,869	75.6%	994,921	3,106,563	2,767,615	12.2%
Imported products	2,466,102	2,716,832	(9.2)%	2,004,988	9,447,041	8,840,450	6.9%
Hydrocarbon Transportation Services	371,094	310,687	19.4%	155,842	1,152,081	938,036	22.8%
Inventories and other	278,046	823,321	(66.2)%	494,275	473,642	790,037	(40.0)%

Fixed Costs
Depreciation	472,135	464,916	1.6%	495,400	1,886,620	1,809,546	4.3%
Contracted Services	1,010,351	810,402	24.7%	772,412	3,125,802	2,460,754	27.0%
Maintenance	706,485	567,779	24.4%	507,081	1,923,736	1,593,327	20.7%
Labor Costs	453,024	388,999	16.5%	284,988	1,267,381	1,219,219	4.0%
Other	692,244	625,008	10.8%	527,564	1,873,884	1,535,119	22.1%
Total Cost of Sales	11,006,004	10,685,123	3.0%	10,229,387	40,535,508	36,704,584	10.4%
Gross Profits	6,752,181	8,232,544	(18.0)%	6,327,287	28,316,494	29,262,930	(3.2)%
Operating Expenses
Administration	190,835	245,725	(22.3)%	210,919	874,980	1,018,917	(14.1)%
Selling expenses	1,031,751	265,119	289.2%	316,099	1,815,693	1,458,545	24.5%
Exploration and Projects	573,580	294,550	94.7%	249,087	1,419,531	912,488	55.6%
Operating Income/Loss	4,956,015	7,427,150	(33.3)%	5,551,182	24,206,290	25,872,980	(6.4)%
Non Operating Income (expenses)
Financial Income	849,442	1,653,381	(48.6)%	35,947	4,833,469	8,322,362	(41.9)%
Financial Expenses	(636,347)	(1,605,927)	(60.4)%	66,783	(4,419,761)	(8,811,442)	(49.8)%
Interest expenses	(166,354)	(178,840)	(7.0)%	(137,064)	(581,597)	(415,222)	40.1%
Non Financial Income	527,281	587,600	(10.3)%	155,253	1,101,694	1,369,991	(19.6)%
Non Financial Expenses	(582,856)	(1,092,658)	(46.7)%	(686,231)	(2,808,394)	(2,697,237)	4.1%

Income before income tax	4,947,181	6,790,706	(27.1)%	4,985,870	22,331,701	23,641,432	(5.5)%
Provision for Income Tax	1,282,826	2,239,731	(42.7)%	1,595,481	7,133,395	7,955,721	(10.3)%
Minority interest	43,646	113,214	(61.4)%	163,234	419,359	233,377	79.7%
Net Income	3,620,709	4,437,761	(18.4)%	3,227,155	14,778,947	15,452,334	(4.4)%

EBITDA	6,124,688	8,018,008	(23.6)%	6,914,600	29,274,801	30,236,379	(3.2)%
EBITDA MARGIN	34%	42%		42%	43%	46%

Notes

* This statement is not audited

Some figures of 2011 were reclassified to be comparable with 2012

According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

26

Balance Sheet

Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated

	December 31, 2012	December 31, 2011	∆ (%)	December 31, 2012	December 31, 2011	∆ (%)
COP$ Million

Assets
Current Assets
Cash and cash equivalents	5,260,111	4,497,352	17.0%	7,940,690	6,779,937	17.1%
Investments	1,367,014	1,069,628	27.8%	1,371,559	1,337,602	2.5%
Accounts and notes receivable	4,512,756	5,257,684	(14.2)%	5,261,501	4,636,536	13.5%
Inventories	2,393,400	2,395,929	(0.1)%	2,806,282	2,761,605	1.6%
Other	4,376,821	2,604,195	68.1%	5,503,595	3,522,335	56.2%
Total Current Assets	17,910,102	15,824,788	13.2%	22,883,627	19,038,015	20.2%
Non Current Assets
Investments	18,651,177	17,353,028	7.5%	5,812,223	5,474,805	6.2%
Accounts and notes receivable	1,562,097	2,033,465	(23.2)%	503,451	407,227	23.6%
Property, plant and equipment, net	22,935,477	19,119,854	20.0%	37,134,955	30,033,380	23.6%
Natural and environmental properties, Net	15,694,807	13,753,201	14.1%	18,568,730	15,440,787	20.3%
Resources delivered to administration	323,665	283,504	14.2%	478,810	321,361	49.0%
Other	23,570,656	16,883,334	39.6%	28,497,782	21,561,811	32.2%
Total Non Current Assets	82,737,878	69,426,386	19.2%	90,995,951	73,239,371	24.2%
Total Assets	100,647,980	85,251,174	18.1%	113,879,578	92,277,386	23.4%

Liabilities and Equity
Current Liabilities
Financial obligations	454,363	452,692	0.4%	2,239,139	831,594	169.3%
Accounts payable and related parties	10,522,981	4,391,709	139.6%	10,905,375	4,683,148	132.9%
Estimated liabilities and provisions	1,134,859	1,199,646	(5.4)%	1,872,335	1,695,193	10.4%
Other	7,384,478	7,774,276	(5.0)%	8,116,877	8,542,502	(5.0)%
Total Current Liabilities	19,496,680	13,818,323	41.1%	23,133,726	15,752,437	46.9%
Long Term Liabilities
Financial obligations	5,021,256	5,718,463	(12.2)%	11,466,686	7,969,978	43.9%
Labor and pension plan obligations	4,063,881	3,180,270	27.8%	4,070,744	3,190,229	27.6%
Estimated liabilities and provisions	4,227,341	3,984,580	6.1%	4,376,004	4,084,829	7.1%
Other	2,580,310	3,538,500	(27.1)%	3,489,370	4,338,427	(19.6)%
Total Long Term Liabilities	15,892,788	16,421,813	(3.2)%	23,402,804	19,583,463	19.5%
Total Liabilities	35,389,468	30,240,136	17.0%	46,536,530	35,335,900	31.7%
Minority Interest				2,602,167	2,252,631	15.5%
Equity	65,258,512	55,011,038	18.6%	64,740,881	54,688,855	18.4%

Total Liabilities and Shareholders' Equity	100,647,980	85,251,174	18.1%	113,879,578	92,277,386	23.4%

Memorandum Debtor Accounts *	131,388,436	122,266,344		144,971,427	130,221,873
Memorandum Creditor Accounts *	109,085,670	103,461,130		115,482,125	111,784,599

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet

Some figures of 2011 were reclassified to be comparable with 2012

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

27

Unaudited Cash Flow Statement

Ecopetrol S.A.

COP$ million	4Q 2012 *	4Q 2011 *	∆(%)	3Q 2012 *	2012*	2011	∆(%)
Cash flow provided by operating activities:
Net income	3,706,770	4,432,613	(16.4)%	3,247,649	14,972,950	15,448,333	(3.1)%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	885,315	927,255	(4.5)%	1,462,408	5,020,204	4,594,483	9.3%
Net provisions	(195,940)	211,883	(192.5)%	256,217	294,003	150,854	94.9%
Disposal of property, plant and equipment	-	(2,320)	(100.0)%	13	127	-	100.0%
Loss for disposal of property, plant and equipment	-	418	-100.0%	-	-	418	(100.0)%
Loss for disposal of natural and environmental resources	30,701	-	100.0%	-	34,191	-	100.0%
Loss for disposal of other assets	(78)	12	(750.0)%	78	-	300	(100.0)%
Income (loss) from equity method on affiliated companies	244,620	21,031	1,063.1%	(311,149)	(477,145)	(552,148)	(13.6)%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(162,023)	1,607,939	(110.1)%	(577,331)	(519,046)	(2,071,923)	(74.9)%
Inventories	(155,892)	(375,343)	(58.5)%	137,954	(334,681)	(563,619)	(40.6)%
Deferred and other assets	(21,881)	132,934	(116.5)%	152,040	525,302	(1,579,232)	(133.3)%
Accounts payable and related parties	77,336	(2,280,447)	-103.4%	102,380	1,875,943	(133,719)	-1502.9%
Taxes payable	1,334,531	1,919,131	(30.5)%	1,166,604	(886,367)	5,401,192	(116.4)%
Labor obligations	16,543	(117,336)	(114.1)%	31,917	34,197	(97,256)	(135.2)%
Estimated liabilities and provisions	(27,028)	50,384	(153.6)%	(228,424)	(438,996)	(7,497)	5755.6%
Cash provided by operating activities	5,732,974	6,528,154	-12.2%	5,440,356	20,100,682	20,590,186	-2.4%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	2,300	-	100.0%	(2,300)	-	(868,954)	(100.0)%
Purchase of investment securities	(6,808,670)	(2,027,495)	235.8%	(1,157,185)	(15,281,566)	(11,685,030)	30.8%
Redemption of investment securities	5,327,087	1,230,037	333.1%	1,558,443	13,728,774	8,614,979	59.4%
Sale of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Investment in natural and environmental resources	(1,874,056)	(1,386,313)	35.2%	(796,721)	(4,221,959)	(3,566,030)	18.4%
Additions to property, plant and equipment	(1,835,509)	(1,739,619)	5.5%	(825,278)	(4,686,842)	(6,109,240)	(23.3)%
Net cash generated by investing activities	(5,188,848)	(3,923,390)	32.3%	(1,223,041)	(10,461,593)	(13,614,275)	-23.2%

Cash flows from financing activities:
Financial obligations	(188,164)	(387,572)	(51.5)%	(56,074)	(489,540)	(440,939)	11.0%
Received from associates - capitalization	-	1,750,189	(100.0)%	-	-	2,228,683	(100.0)%
Dividends	-	(1,942,683)	(100.0)%	(3,499,555)	(8,386,790)	(5,858,386)	43.2%
Net cash used in financing activities	(188,164)	(580,066)	(67.6)%	(3,555,629)	(8,876,330)	(4,070,642)	118.1%

Net increase (decrease) in cash and cash equivalents	355,962	2,024,698	(82.4)%	661,686	762,759	2,905,269	(73.7)%
Cash and cash equivalents at the beginnig of the year	4,904,149	2,472,654	98.3%	4,242,463	4,497,352	1,592,083	182.5%
Cash and cash equivalents at the end of the year	5,260,111	4,497,352	17.0%	4,904,149	5,260,111	4,497,352	17.0%

NOTES:

* Not audited, for illustration purposes only.

Some figures of 2011 were reclassified to be comparable with 2012

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

28

Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	4Q 2012 *	4Q 2011 *	∆(%)	3Q 2012 *	2012*	2011	∆(%)
Cash flow provided by operating activities:
Net income	3,620,709	4,437,761	(18.4)%	3,227,155	14,778,947	15,452,334	(4.4)%
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	43,646	113,214	-61%	163,234	419,359	233,377	80%
Depreciation, depletion and amortization	1,132,071	1,270,254	(10.9)%	1,738,912	6,278,199	5,849,166	7.3%
Net provisions	(186,376)	193,519	(196.3)%	261,764	319,297	141,137	126.2%
Disposal of property, plant and equipment	-	418	(100.0)%	-	-	418	(100.0)%
Loss for disposal of property, plant and equipment	-	(2,320)	(100.0)%	13	127	-	100.0%
Loss for disposal of natural and environmental resources	34,113	-	100.0%	(3,412)	34,191	-	100.0%
Loss for disposal of other assets	(3,490)	12	(29,183.3)%	3,490	-	300	(100.0)%
Income (loss) from equity method on affiliated companies	(56,518)	(53,055)	6.5%	(15,224)	(125,277)	(141,275)	(11.3)%
Net changes in operating assets and liabilities:
Accounts and notes receivable	403,861	1,801,381	(77.6)%	(954,023)	(2,517,198)	(1,324,033)	90.1%
Inventories	(70,573)	(150,428)	(53.1)%	78,077	(390,847)	(561,846)	(30.4)%
Deferred and other assets	(259,420)	(1,614,876)	(83.9)%	48,745	(78,865)	(2,165,464)	(96.4)%
Accounts payable and related parties	2,191,891	(2,735,522)	(180.1)%	(2,222,230)	2,318,922	(121,422)	(2,009.8)%
Taxes payable	1,699,562	2,810,399	(39.5)%	1,261,123	(730,923)	5,073,370	(114.4)%
Labor obligations	24,655	(126,068)	(119.6)%	39,681	34,632	(85,757)	(140.4)%
Estimated liabilities and provisions	(256,773)	393,582	(165.2)%	(434,250)	(744,197)	646,008	(215.2)%
Cash provided by operating activities	8,317,358	6,338,271	31.2%	3,193,054	19,596,367	22,996,312	(14.8)%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	0.0%	-	-	(868,954)	(100.0)%
Purchase of investment securities	(6,806,370)	(2,027,495)	235.7%	(1,159,485)	(15,281,566)	(11,685,030)	30.8%
Redemption of investment securities	3,871,133	1,897,891	104.0%	3,873,231	14,725,312	9,861,330	49.3%
Sale of property, plant and equipment	-	-	0.0%	-	-	-	0.0%
Investment in natural and environmental resources	(1,977,201)	(951,919)	107.7%	(1,198,543)	(5,888,588)	(4,311,149)	36.6%
Additions to property, plant and equipment	(3,490,053)	(2,964,235)	17.7%	(1,869,633)	(8,644,408)	(10,189,522)	(15.2)%
Net cash used in investing activities	(8,402,490)	(4,045,759)	107.7%	(354,431)	(15,089,250)	(17,193,325)	(12.2)%

Cash flows financing activities:
Minority interest	(65,687)	413,349	(115.9)%	2,939	(69,823)	1,027,567	(106.8)%
Financial obligations	935,041	(157,817)	(692.5)%	1,855,686	5,110,249	(109,192)	(4,780.1)%
Received from associates - capitalization	-	1,750,189	(100.0)%	-	-	2,228,683	(100.0)%
Dividends	-	(1,981,183)	(100.0)%	(3,499,555)	(8,386,790)	(5,896,886)	42.2%
Net cash used in financing activities	869,354	24,538	3,442.9%	(1,640,930)	(3,346,364)	(2,749,828)	21.7%

Net increase (decrease) in cash and cash equivalents	784,223	2,317,050	(66.2)%	1,197,694	1,160,753	3,053,159	(62.0)%
Cash and cash equivalents at the beginnig of the year	7,156,467	4,268,578	67.7%	5,958,773	6,779,937	3,726,778	81.9%
Cash and cash equivalents at the end of the year	7,940,690	6,585,628	20.6%	7,156,467	7,940,690	6,779,937	17.1%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

Some figures of 2011 were reclassified to be comparable with 2012

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

29

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	4Q 2012 *	4Q 2011 *	∆(%)	3Q 2012*	2012*	2011	∆(%)
EBITDA CALCULATION
Operating income	5,037,834	7,045,316	(28.5)%	4,913,138	22,856,410	24,351,750	(6.1)%
Plus: Depreciations, depletions and amortizations	1,127,181	428,666	163.0%	1,318,544	4,716,182	3,778,576	24.8%
UNCONSOLIDATED EBITDA	6,165,015	7,473,982	(17.5)%	6,231,682	27,572,592	28,130,326	(2.0)%

RECONCILIATION NET INCOME TO EBITDA
Net Income	3,706,765	4,432,613	(16.4)%	3,247,649	(4,024,720)	15,448,333	(126.1)%
Depreciations, depletions and amortizations	1,127,181	428,666	163.0%	1,318,544	4,250,313	3,778,576	12.5%
Financial income	(812,008)	(1,447,046)	43.9%	(646,260)	(1,022,549)	(4,910,696)	79.2%
Financial expenses	777,949	1,473,384	(47.2)%	647,315	2,604,879	5,628,804	(53.7)%
Non financial income	(522,359)	(498,856)	4.7%	(127,009)	(1,022,549)	(1,117,071)	8.5%
Non financial expenses	478,200	1,013,595	(52.8)%	641,488	2,604,879	2,487,972	4.7%
Results in subsidiaries	244,621	21,033	1,063.0%	(311,150)	(477,145)	(552,148)	13.6%
Provision for income tax	1,164,666	2,050,593	(43.2)%	1,461,105	6,552,683	7,366,556	(11.0)%
UNCONSOLIDATED EBITDA	6,165,015	7,473,982	(17.5)%	6,231,682	27,572,592	28,130,326	(2.0)%

Ecopetrol Consolidated

COP$ Millions	4Q 2012 *	4Q 2011 *	∆(%)	3Q 2012*	2012*	2011	∆(%)
EBITDA CALCULATION
Operating income	4,956,016	7,397,969	(33.0)%	5,551,182	24,206,291	25,690,963	(5.8)%
Plus: Depreciations, depletions and amortizations	1,597,709	751,784	112.5%	1,583,182	6,162,214	5,033,025	22.4%
Minority interest	(150,449)	(197,708)	23.9%	(219,764)	(815,116)	(702,855)	16.0%
CONSOLIDATED EBITDA	6,403,276	7,952,045	(19.5)%	6,914,600	29,553,389	30,021,133	(1.6)%

RECONCILIATION NET INCOME TO EBITDA
Net income	3,620,709	4,437,761	(18.4)%	3,227,155	14,778,947	15,452,334	(4.4)%
Depreciations, depletions and amortizations	1,597,709	751,784	112.5%	1,583,182	6,162,214	5,033,025	22.4%
Financial income	(794,124)	(1,653,381)	52.0%	(20,724)	(4,707,994)	(8,322,362)	(43.4)%
Financial expenses	803,901	1,784,766	(55.0)%	70,282	5,001,159	9,226,664	(45.8)%
Non financial income	(582,598)	(679,168)	14.2%	(170,477)	(1,227,168)	(1,634,884)	(24.9)%
Non financial expenses	581,656	1,155,046	(49.6)%	686,231	2,808,593	2,780,113	1.0%
Minority interest on net income	43,646	113,214	(61.4)%	163,234	419,359	233,377	79.7%
Provision for income taxes	1,282,826	2,239,731	(42.7)%	1,595,481	7,133,395	7,955,721	(10.3)%
Minority interest on Ebitda	(150,449)	(197,708)	23.9%	(219,764)	(815,116)	(702,855)	16.0%
CONSOLIDATED EBITDA	6,403,276	7,952,045	(19.5)%	6,914,600	29,553,389	30,021,133	(1.6)%

* Not audited, for illustration purposes only

Some figures of 2011 were reclassified to be comparable with 2012

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

30

VII. Subsidiaries results

Note: The financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Local Sales	0.1	2.9	3.4	9.1
Export Sales	826.6	1,228.1	3,738.8	3,922.5
Sales of services	-	-	-	-
Total Sales	826.7	1,231.0	3,742.2	3,931.6
Variable Costs	540.0	742.5	2,461.3	2,412.9
Fixed Costs	91.3	115.8	407.0	438.6
Cost of Sales	631.3	858.3	2,868.3	2,851.4
Gross profit	195.4	372.7	873.9	1,080.2
Operating Expenses	83.7	63.8	252.3	173.8
Operating Profit	111.7	308.9	621.6	906.4
Profit/(Loss) before taxes	107.4	280.9	653.4	915.2
Income tax	38.0	78.1	198.4	285.3
Net Income/Loss	69.4	202.8	455.0	629.9

TOTAL EBITDA *	154.2	359.2	857.7	1,179.5
EBITDA margin	19%	29%	23%	30%
EBITDA to EC GROUP**	154.2	359.2	857.7	1,179.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of December 31, 2012	As of December 31, 2011
Current Assets	1,028.1	996.3
Long Term Assets	1,789.4	1,711.2
Total Assets	2,817.5	2,707.5
Current Liabilities	674.0	674.1
Long Term Liabilities	203.2	153.6
Deferred taxes	-	-
Total Liabilities	877.2	827.7
Equity	1,940.3	1,879.8
Total Liabilities and Shareholders´ Equity	2,817.5	2,707.5

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

31

2.	Savia Peru

Income Statement
US$ million	4Q 2012	4Q 2011	2012	2011
Local Sales	100.5	119.6	452.4	428.1
Export Sales	-	-	-	-
Sales of services	-	-	-	-
Total Sales	100.5	119.6	452.4	428.1
Variable Costs	38.1	25.9	124.8	134.8
Fixed Costs	35.4	38.5	125.5	78.4
Cost of Sales	73.5	64.4	250.3	213.2
Gross profit	27.0	55.2	202.2	214.9
Operating Expenses	38.8	24.5	91.7	78.9
Operating Profit	(11.8)	30.7	110.5	136.0
Profit/(Loss) before taxes	(11.8)	30.7	110.5	136.0
Income tax	(1.0)	3.9	33.4	18.5
Employee profit sharing	-	-	-	-
Deferred taxes	(2.6)	(2.7)	2.1	18.1
Minority interest	-	-	-	-
Net Income/Loss	(8.3)	29.6	75.0	99.3

TOTAL EBITDA *	19.8	68.8	222.3	211.8
EBITDA margin	20%	58%	49%	49%
EBITDA to EC GROUP**	-	-	-	-

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
US$ million	As of December 31, 2012	As of December 31, 2011
Current Assets	205.8	237.5
Long Term Assets	693.9	583.7
Total Assets	899.7	821.2
Current Liabilities	250.3	256.4
Long Term Liabilities	128.7	119.1
Deferred taxes	-	-
Total Liabilities	379.0	375.5
Equity	520.7	445.7
Total Liabilities and Shareholders´ Equity	899.7	821.2

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32

3.	Equion

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Local Sales	45.6	53.4	194.2	150.3
Export Sales	453.0	629.1	1,964.0	1,924.6
Sales of services	-	1.3	-	3.9
Total Sales	498.6	683.8	2,158.2	2,078.8
Variable Costs	188.6	317.6	846.7	1,022.1
Fixed Costs	48.2	56.6	169.1	144.7
Cost of Sales	236.8	374.1	1,015.8	1,166.9
Gross profit	261.8	309.7	1,142.4	911.9
Operating Expenses	97.6	8.9	144.5	156.2
Operating Profit	164.2	300.7	997.9	755.7
Profit/(Loss) before taxes	179.2	364.2	1,066.2	699.0
Income tax	62.9	98.0	346.5	272.6
Employee profit sharing	-	-	-	-
Deferred taxes	-	-	-	-
Minority interest	-	-	-	-
Net Income/Loss	116.3	266.2	719.7	426.4

TOTAL EBITDA *	134.2	351.1	1,154.9	899.4
EBITDA margin	27%	51%	54%	43%
EBITDA to EC GROUP**	68.4	179.1	589.0	458.7

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of December 31, 2012	As of December 31, 2011
Current Assets	1,528.0	1,491.4
Long Term Assets	1,502.9	2,313.6
Total Assets	3,030.9	3,805.0
Current Liabilities	769.1	812.3
Long Term Liabilities	178.8	181.3
Deferred taxes	-	-
Total Liabilities	947.9	993.6
Equity	2,083.0	2,811.4
Total Liabilities and Shareholders´ Equity	3,030.9	3,805.0

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33

Refining and Petrochemical

1.	Propilco

Sales volume (tons)	4Q 2012	4Q 2011	2012	2011
Polypropylene	100,798	93,646	406,800	376,707
Polypropylene marketing for COMAI	2,649	4,397	10,595	13,019
Polyethylene marketing	3,332	0	12,352	0
Total	106,779	98,043	429,748	389,726

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Local Sales	147.2	152.0	620.4	703.5
Export Sales	172.6	186.4	731.9	778.2
Sales of services	-	-	-	-
Total Sales	319.8	338.4	1,352.3	1,481.7
Variable Costs	250.0	289.0	1,095.2	1,248.5
Fixed Costs	32.0	28.0	114.6	106.6
Cost of Sales	282.0	317.0	1,209.8	1,355.1
Gross profit	37.8	21.4	142.5	126.6
Operating Expenses	28.6	25.7	110.4	99.6
Operating Profit	9.2	(4.2)	32.1	27.0
Profit/(Loss) before taxes	15.7	3.4	52.2	38.3
Income tax provision	1.6	1.6	(0.4)	6.5
Minority interest	-	-	-	-
Net Income/Loss	14.1	1.8	52.6	31.8

TOTAL EBITDA *	23.1	8.3	85.0	77.9
EBITDA margin	7%	2%	6%	5%
EBITDA to EC GROUP**	23.1	8.3	85.0	77.9

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2012	As of December 31, 2011
Current Assets	565.3	633.7
Long Term Assets	549.9	540.9
Total Assets	1,115.2	1,174.6
Current Liabilities	287.2	362.6
Long Term Liabilities	108.2	155.8
Total Liabilities	395.4	518.4
Equity	719.8	656.2
Total Liabilities and Shareholders´ Equity	1,115.2	1,174.6

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

34

2.	Reficar

Sales Volume (MBD)	4Q-2012	4Q-2011	2012	2011
Local	50.2	45.4	46.8	43.0
International	49.9	55.6	51.5	55.5
Total	100.1	101.0	98.2	98.5

Income Statement
(COP$ Billion)	4Q 2012**	4Q 2011**	2012	2011
Local Sales	1,349.7	1,226.6	3,835.9	3,518.9
Export Sales	1,226.6	1,368.9	3,794.5	4,127.9
Sales of services	-	-	-	-
Total Sales	2,576.3	2,595.5	7,630.4	7,646.7
Variable Costs	2,532.5	2,569.2	7,513.8	7,299.1
Fixed Costs	90.2	103.0	287.8	272.9
Cost of Sales	2,622.7	2,672.3	7,801.6	7,572.0
Gross profit	(46.4)	(76.8)	(171.2)	74.7
Operating Expenses	27.0	28.6	123.7	128.3
Operating Profit	(73.4)	(105.4)	(294.9)	(53.6)
Non Operating income	61.9	109.3	400.9	247.0
Non Operating expenses	(73.3)	(206.5)	(251.3)	(350.5)
Profit/(Loss) before taxes	(84.8)	(202.5)	(145.3)	(157.1)
Income tax provision	1.7	1.5	4.7	4.9
Minority interest	-	-	-	-
Net Income/Loss	(86.5)	(204.0)	(150.0)	(162.0)

TOTAL EBITDA *	(28.40)	(71.22)	(190.00)	65.85
EBITDA margin	-1.1%	-2.7%	-2.5%	0.9%
EBITDA to EC GROUP***	(28.4)	(71.2)	(190.0)	65.9

* Total EBITDA of the company under COLGAAP

** The quarter corresponds to September-December

***EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2012	As of December 31, 2011
Current Assets	1,669.0	1,307.3
Long Term Assets	9,232.3	5,753.7
Total Assets	10,901.3	7,061.0
Current Liabilities	1,768.3	2,494.3
Long Term Liabilities	6,724.5	2,006.1
Total Liabilities	8,492.8	4,500.4
Equity	2,408.5	2,560.6
Total Liabilities and Shareholders´ Equity	10,901.3	7,061.0

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

35

Transport

1.	Ocensa

Transported volumes (thousand barrels per day)	4Q 2012	4Q 2011	2012	2011
Cusiana-Porvenir	171.6	129.3	168.2	152.3
Porvenir-Vasconia	588.8	573.8	591.2	563.3
Vasconia-Coveñas	404.0	393.8	404.6	367.7
Coveñas-Export Port	406.0	389.0	413.5	365.1

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Sales of services	171.2	138.8	915.5	857.3
Total Sales	171.2	138.8	915.5	857.3
Variable Costs	-	-	-	-
Fixed Costs	313.5	313.5	155.9	313.5
Cost of Sales	163.9	199.6	656.1	716.8
Gross profit	7.3	(60.9)	259.4	140.5
Operating Expenses	15.6	18.7	70.9	65.8
Operating Profit	(8.3)	(79.6)	188.5	74.8
Profit/(Loss) before taxes	(47.8)	(91.2)	23.4	5.3
Income tax provision	6.1	1.3	13.0	5.3
Minority interest	-	-	-	-
Net Income/Loss	(53.9)	(92.5)	10.4	-

TOTAL EBITDA *	40.7	26.1	532.1	498.3
EBITDA margin	24%	19%	58%	58%
EBITDA to EC GROUP**	(30.2)	15.7	386.5	299.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2012	As of December 31, 2011
Current Assets	638.6	855.8
Long Term Assets	3,673.0	3,588.2
Total Assets	4,311.6	4,444.0
Current Liabilities	431.6	321.8
Long Term Liabilities	711.0	712.0
Total Liabilities	1,142.6	1,033.8
Equity	3,169.0	3,410.2
Total Liabilities and Shareholders´ Equity	4,311.6	4,444.0

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

36

2.	ODL

	4Q 2012	4Q 2011	2012	2011
Transported volumes (MBOD)	221.6	220.5	217.3	208.1

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Sales of services	107.3	122.7	503.0	380.5
Total Sales	107.3	122.7	503.0	380.5
Variable Costs	18.6	22.0	70.5	62.2
Fixed Costs	66.9	70.0	244.3	188.5
Cost of Sales	85.5	92.0	314.8	250.7
Gross profit	21.8	30.6	188.2	129.8
Operating Expenses	0.3	4.8	14.8	15.0
Operating Profit	21.5	25.9	173.4	114.8
Profit/(Loss) before taxes	1.1	14.0	199.4	86.3
Income tax provision	1.7	1.1	6.8	4.3
Minority interest	-	-	-	-
Net Income/Loss	(0.6)	12.9	192.6	82.0

TOTAL EBITDA *	51.6	49.4	298.1	197.1
EBITDA margin	48%	40%	59%	52%
EBITDA to EC GROUP**	33.6	32.1	193.8	128.1

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2012	As of December 31, 2011
Current Assets	262.90	361.30
Long Term Assets	2,059.10	1,780.06
Total Assets	2,322.00	2,141.36
Current Liabilities	231.70	146.68
Long Term Liabilities	1,220.10	1,316.93
Total Liabilities	1,451.80	1,463.61
Equity	870.20	677.76
Total Liabilities and Shareholders´ Equity	2,322.0	2,141.36

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

37

Biofuels

1.	Ecodiesel

Sales volume (thousand barrels per day)	4Q 2012	4Q 2011	2012	2011
Biodiesel	0.040	0.038	0.042	0.038
Glycerin	0.005	0.005	0.005	0.005
Total	0.045	0.043	0.047	0.043

Income Statement
(COP$ Billion)	4Q 2012	4Q 2011	2012	2011
Domestic sales	67.3	71.8	322.1	290.9
Sales of services	-	-	-	-
Total Sales	67.3	71.8	322.1	290.9
Variable Costs	58.1	66.7	277.9	269.8
Fixed Costs	-	-	-	-
Cost of Sales	58.1	66.7	277.9	269.8
Gross profit	9.2	5.0	44.2	21.1
Operating Expenses	2.9	3.1	20.0	13.1
Operating Profit	6.3	1.9	24.2	8.0
Profit/(Loss) before taxes	4.7	-	16.8	-
Income tax provision	0.0	-	0.1	-
Minority interest	-	-	-	-
Net Income	4.7	0.0	16.7	0.0

TOTAL EBITDA *	7.7	11.0	40.8	20.8
EBITDA margin	11%	15%	13%	7%
EBITDA to EC GROUP **	-	-	-	-

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of December 31, 2012	As of December 31, 2011
Current Assets	47.6	47.9
Long Term Assets	81.3	90.3
Total Assets	128.9	138.2
Current Liabilities	42.5	54.9
Long Term Liabilities	48.3	61.9
Total Liabilities	90.8	116.81
Equity	38.1	21.4
Total Liabilities and Shareholders´ Equity	128.9	138.2

Investor Relations. Tel: 571+2345190. Email: investors@ecopetrol.com.co. www.ecopetrol.com.co

38